November 8, 2007

Mail Stop 4561

<u>Via U.S. Mail and Fax (866) 468-4988</u>
Mr. Andrew D. Hyder
Chairman, President
Subjex Corporation
3245 Hennepin Ave S, Suite 1
Minneapolis, MN 55408

> RE: **Subjex Corporation**
> **Form 10-KSB for the fiscal year ended December 31, 2006**
> **Filed April 16, 2007**
> **File No. 0-29711**

Dear Mr. Hyder:

We have reviewed your response letter dated November 2, 2007 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 7. Financial Statements</u>

<u>Statements of Operations, page 5</u>

1. We have reviewed your response to comment 1. You state that the Far Superior agreement and the sales made by them were completely different transactions and the company was still under obligation to make good on these sales in 2006. Due to the fact that significant obligations remained unfulfilled you are unable to recognize revenues related to these product sales. See your revenue recognition footnote on page 23. Please restate your financial statements to remove the

revenues and refunds payable in the amount of $82,000 from your statements of operations. Refunds payable in the amount of $82,000 should remain as a liability on your balance sheet. For reference see SAB 101 and SAB 104.

Notes to the Financial Statements, page 8

2.   We have reviewed your response to comment 3. Please revise to provide the entire item number for all parts of the 10-K that were affected. Also, please revise to update the amounts and discussion within Management's Discussion and Analysis of Financial Condition and Results of Operations.

Other

3.   We reissue comments 4 and 5 that were issued in our letter dated October 29, 2007.

        Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3486.

                        Sincerely,

                        Daniel L. Gordon
                        Branch Chief